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                             December 20, 2022

       Gary Fischer
       Chief Financial Officer
       AXT, Inc.
       4281 Technology Drive
       Fremont, California 94538

                                                        Re: AXT, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 000-24085

       Dear Gary Fischer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 3

   1. At the onset of Item 1, please revise your future annual filing to disclose prominently the following:
                                                            whether your
auditor is subject to the determinations announced by the PCAOB on
                                                             December 16, 2021;
                                                            whether and how the
Holding Foreign Companies Accountable Act, the Accelerating
                                                             Holding Foreign
Companies Accountable Act, and related regulations will affect your company, including
the time frame change in PCAOB inspections for two
                                                             consecutive years
instead of three years;
                                                            whether you have
been or expect to be identified by the Commission under the
                                                             HFCAA; and
                                                            a cross-reference
to your more detailed disclosure in your risk factors, including the heading of the
risk factor.
 Gary Fischer
AXT, Inc.
December 20, 2022
Page 2
2. In your future annual filing, at the onset of Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
         company   s operations in China. Your disclosure should make clear
whether these risks
         could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
         actions by China   s government, such as those related to data
security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Your
Item 1A disclosures
         should address, but not necessarily be limited to, the risks highlighted in Item 1.
3. In your future annual filing, at the onset of Item 1, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in
         Item 1A. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.
4. In your future annual filing, at the onset of Item 1, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Item 1A. Risk Factors, page 16

5. Please update and/or conform the risk factor disclosures in your Form 10-K, related to your operations in China, with the disclosures in your amended Form S-3 that was
FirstName LastNameGary Fischer
       declared effective on May 17, 2022, as applicable. Please confirm your understanding of
Comapany    NameAXT,
       this matter       Inc.you will comply with the requisite disclosures in
your future annual
                    and that
       filing,
December    20,as2022
                  applicable,
                      Page 2 in your response to us.
FirstName LastName
 Gary Fischer
FirstName
AXT, Inc. LastNameGary Fischer
Comapany20,
December  NameAXT,
              2022    Inc.
December
Page 3    20, 2022 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing